Exhibit 99.3
Condensed consolidated interim financial statements (unaudited)

Condensed consolidated interim statement of financial position as of		June 30, 2023	December 31, 2022
in CHF thousands	Note

Assets

Property, plant and equipment		6,357	7,235
Intangible assets		277	271
Total non-current assets		6,634	7,506

Short-term time deposits		154,952	161,198
Other current assets		4,154	4,589
Trade and other receivables		1,510	1,019
Cash and cash equivalents		63,243	87,946
Total current assets		223,859	254,752

Total assets		230,493	262,258

Shareholders' equity and liabilities
Share capital	5.3	3,633	3,604
Additional paid-in capital		363,381	360,323
Treasury share reserve	5.3	(981)	(981)
Cumulative losses		(160,056)	(127,780)
Total shareholders' equity		205,977	235,166

Contract liability	5.2	1,421	3,637
Lease liability		3,049	3,652
Employee benefits	5.9	4,376	2,552
Total non-current liabilities		8,846	9,841

Trade and other payables		2,739	2,143
Accrued expenses		5,890	7,501
Contract liability	5.2	5,838	6,409
Lease liability		1,203	1,198
Total current liabilities		15,670	17,251
Total liabilities		24,516	27,092

Total shareholders' equity and liabilities		230,493	262,258
See accompanying notes, which form an integral part of these unaudited condensed consolidated interim financial statements.

Exhibit 99.3

Condensed consolidated interim statement of comprehensive income/loss for the 6 months ended June 30,		2023	2022
in CHF thousands	Note

Revenues and other income
Revenues from research and development collaborations	5.1	3,465	184,526
Other income		—	14
Total revenues and other income		3,465	184,540

Operating expenses
Research and development expenses		(24,327)	(27,043)
Selling, general and administrative expenses		(10,109)	(11,237)
Total operating expenses		(34,436)	(38,280)

Operating result		(30,971)	146,260

Financial income	5.6	1,955	2,835
Financial expenses	5.6	(1,749)	(490)
Net finance result		206	2,345

Result before income taxes		(30,765)	148,605

Income taxes	5.7	—	—
Net result, attributable to shareholders		(30,765)	148,605

Other comprehensive result

Items that will not be reclassified to profit or loss
Remeasurement of net pension liabilities, net of tax	5.9	(1,507)	6,875

Items that are or may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		(4)	(10)

Other comprehensive result, net of tax		(1,511)	6,865

Total comprehensive result, attributable to shareholders		(32,276)	155,470

Basic net result per share (in CHF)	5.8	(0.94)	4.59
Diluted net result per share (in CHF)	5.8	(0.94)	4.48
See accompanying notes, which form an integral part of these unaudited condensed consolidated interim financial statements.

Exhibit 99.3

Condensed consolidated interim statement of comprehensive loss for the 3 months ended June 30,		2023	2022
in CHF thousands	Note

Revenues and other income
Revenues from research and development collaborations	5.1	415	11,749
Other income		—	9
Total revenues and other income		415	11,758

Operating expenses
Research and development expenses		(11,632)	(12,571)
Selling, general and administrative expenses		(4,666)	(5,480)
Total operating expenses		(16,298)	(18,051)

Operating result		(15,883)	(6,293)

Financial income	5.6	1,088	2,012
Financial expenses	5.6	(1,192)	(241)
Net finance result		(104)	1,771

Result before income taxes		(15,987)	(4,522)

Income taxes	5.7	—	—
Net result, attributable to shareholders		(15,987)	(4,522)

Other comprehensive result

Items that will not be reclassified to profit or loss
Remeasurement of net pension liabilities, net of tax	5.9	(1,536)	4,367

Items that are or may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		(1)	(8)

Other comprehensive result, net of tax		(1,537)	4,359

Total comprehensive result, attributable to shareholders		(17,524)	(163)

Basic net result per share (in CHF)	5.8	(0.49)	(0.14)
Diluted net result per share (in CHF)	5.8	(0.49)	(0.14)
See accompanying notes, which form an integral part of these unaudited condensed consolidated interim financial statements.

Exhibit 99.3

Condensed consolidated interim cash flow statement for the 6 months ended June 30,	2023	2022
in CHF thousands

Net result attributable to shareholders	(30,765)	148,605
Adjustments for:
Depreciation and amortization	1,214	1,205
Share-based compensation costs	3,060	2,870
Change in employee benefits	317	590
Financial income	(1,955)	(2,835)
Financial expenses	1,749	490
Changes in working capital:
Change in other current assets	888	2,075
Change in trade and other receivables	(469)	23,590
Change in trade and other payables	591	(1,858)
Change in contract liability	(2,788)	(20,822)
Change in accrued expenses	(1,610)	(2,568)
Exchange gain/(loss) on working capital positions	(30)	(17)
Interest paid	(18)	(335)
Other financial expense	(9)	(5)
Net cash (used in) from operating activities	(29,825)	150,986

Proceeds from investments in short term time deposits	161,723	42,006
Investments in short term time deposits	(155,478)	(151,131)
Acquisition of property, plant and equipment	(185)	(426)
Acquisition of intangible assets	(157)	(110)
Interest received	1,502	57
Net cash from (used in) investing activities	7,405	(109,604)

Proceeds from exercise of stock options, net of transaction costs	27	244
Payment of lease liabilities	(598)	(593)
Net cash used in financing activities	(571)	(349)

Exchange (loss) gain on cash positions	(1,712)	2,096

Net (decrease) increase in cash and cash equivalents	(24,703)	43,130

Cash and cash equivalents at January 1	87,946	71,813

Cash and cash equivalents at June 30,	63,243	114,943
See accompanying notes, which form an integral part of these unaudited condensed consolidated interim financial statements.

Exhibit 99.3

Condensed consolidated interim statement of changes in equity
in CHF thousands	Share capital	Additional paid-in capital	Treasury share reserve	Cumulative losses	Total shareholders' equity

At January 1, 2022	3,229	355,010	—	(250,950)	107,289
Net result	—	—	—	148,605	148,605
Remeasurement of net pension liabilities	—	—	—	6,875	6,875
Exchange differences on translating foreign operations	—	—	—	(10)	(10)
Total comprehensive income	—	—	—	155,470	155,470
Share-based compensation costs (1)	—	2,870	—	—	2,870
Exercise of stock options, net of transaction costs	21	223	—	—	244
At June 30, 2022	3,250	358,103	—	(95,480)	265,873

At January 1, 2023	3,604	360,323	(981)	(127,780)	235,166
Net result	—	—	—	(30,765)	(30,765)
Remeasurement of net pension liabilities	—	—	—	(1,507)	(1,507)
Exchange differences on translating foreign operations	—	—	—	(4)	(4)
Total comprehensive income	—	—	—	(32,276)	(32,276)
Share-based compensation costs (1)	—	3,060	—	—	3,060
Exercise of stock options, net of transaction costs	29	(2)	—	—	27
At June 30, 2023	3,633	363,381	(981)	(160,056)	205,977
(1) See note 5.5
See accompanying notes, which form an integral part of these unaudited condensed consolidated interim financial statements.

Exhibit 99.3
Explanatory notes to the condensed consolidated interim financial statements

1.    General Information
Molecular Partners AG ("Company'") and its subsidiary (collectively "Molecular Partners" or "Group") is a clinical-stage biopharmaceutical company pioneering designed ankyrin repeat proteins (DARPin) candidates to treat serious diseases, with a current focus on oncology and virology. The Company was founded on November 22, 2004, and is domiciled at Wagistrasse 14, 8952 Schlieren, Canton of Zurich, Switzerland. It is subject to the provisions of the articles of association and to article 620 et seq. of the Swiss Code of Obligations, which describe the legal requirements for limited companies (“Aktiengesellschaften”).

Molecular Partners Inc. is a wholly owned subsidiary of Molecular Partners AG. Molecular Partners Inc. was incorporated in the United States in the State of Delaware on October 8, 2018. Molecular Partners Inc. is based in Cambridge, Massachusetts.

The unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2023 were approved for issuance by the Board of Directors on August 24, 2023.

The Company’s shares are listed on the SIX Swiss Exchange (Ticker: MOLN) since November 5, 2014 and on the Nasdaq Global Select Market (Ticker: MOLN) since June 16, 2021.
2.    Basis of Preparation
These unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and should be read in conjunction with the Group's last annual consolidated financial statements as at and for the year ended December 31, 2022. They do not include all the information required for a complete set of consolidated financial statements prepared in accordance with IFRS as issued by the IASB. However, selected explanatory notes are included to explain events and transactions that are significant to gain an understanding of the changes in the Group's financial position and performance since the last annual consolidated financial statements as at and for the year ended December 31, 2022.
The accounting policies set forth in the notes to those annual consolidated financial statements have been consistently applied to all periods presented, except as per below.
The condensed consolidated interim financial statements are presented in thousands of Swiss Francs (TCHF), unless stated otherwise.
The business is not subject to any seasonality. Revenues largely depend on the underlying alliance contracts and the achievement of agreed milestones, while expenses are largely affected by the phase of the respective projects, particularly with regard to external research and development expenditures.
Due to rounding, the numbers presented in the financial statements might not precisely equal the accompanying notes.

3.    New or Revised IFRS Standards and Interpretations
A number of new or amended standards became applicable for annual periods beginning on or after January 1, 2023. These standards did not have any significant impact on the Group’s accounting policies and did not require any retrospective adjustments.

Exhibit 99.3
4.    Critical accounting estimates and judgment
The condensed consolidated interim financial statements have been prepared under the historical cost convention. In preparing these condensed consolidated interim financial statements management made judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

5.    Other explanatory notes
5.1    Revenue

In January 2022 , Novartis informed the Group of its intention to exercise the option under the October 2020 Option and Equity Rights Agreement. This was followed by the signing of a License agreement between the two parties on January 17, 2022. The License Agreement resulted in the Group becoming eligible to invoice CHF 150 million for the option exercise payment and in addition the Group was allowed to invoice Novartis CHF 13.1 million for other items related to ensovibep. Both amounts were recognized as revenue during the first six months of 2022. At the signing of the License Agreement in January 2022, the Group also assigned the Reservation Agreement with the Federal Office of Public Health ("FOPH") to Novartis. This assignment allowed the Group in the first six months of 2022, to also recognize as revenue, the reservation fee of CHF 7 million received from the FOPH.
On December 14, 2021, the Group announced entering into a License and Collaboration Agreement with Novartis to develop DARPin-conjugated radioligand therapeutic candidates for oncology. The Group is able to recharge Novartis its employee related expenses associated with the research activities. During the six months ended June 30, 2023, the Group recognized as revenue an amount of TCHF 678 in relation to this recharge (six months ended June 30, 2022: TCHF 626). During the three months ended June 30, 2023, the Group recognized as revenue an amount of TCHF 292 in relation to this recharge (three months ended June 30, 2022: TCHF 387).
As part of the same agreement, the Group received in January 2022 the upfront fee of USD 20 million (CHF 18.6 million). Revenue related to the upfront payment is recognized over time in line with the progress made over the duration of the contractually agreed research plan.
In June 2023, the Group increased its estimate of the total future costs required to satisfy the performance obligation under this Novartis collaboration. This change in estimate affects the allocation of revenue over time and has no impact on the total amount recognized or to be recognized into revenue under the agreement with Novartis. This increase in the total estimated future costs resulted in a lower amount of recognized revenue for the six months period ended June 30, 2023, as compared to the comparable prior year period. The increase in total estimated future costs is primarily related to the continued development of various DARPin-conjugated radioligand therapeutic candidates.
During the six months ended June 30, 2023, the Group recognized as revenue an amount of TCHF 2,787 (six months ended June 30, 2022: TCHF 4,170) related to the upfront payment received in January 2022. During the three months ended June 30, 2023, the Group recognized as revenue an amount of TCHF 123 (three months ended June 30, 2022: TCHF 2,513) in relation to the same upfront payment.

Exhibit 99.3
Revenues in the table below are attributable to individual countries and are based on the location of the Group’s collaboration partners.

Revenues by country
in TCHF, for the six months ended June 30	2023	2022

Revenues Switzerland	3,465	174,873
Revenues USA	—	9,653
Total revenues	3,465	184,526

Analysis of revenue by major alliance partner
in TCHF, for the six months ended June 30	2023	2022

Novartis AG, Switzerland	3,465	167,873
FOPH, Switzerland	—	7,000
Amgen Inc., USA	—	9,653
Total revenues	3,465	184,526

Revenues by country
in TCHF, for the three months ended June 30	2023	2022

Revenues Switzerland	415	2,900
Revenues USA	—	8,849
Total revenues	415	11,749

Analysis of revenue by major alliance partner
in TCHF, for the three months ended June 30	2023	2022

Novartis AG, Switzerland	415	2,900
Amgen Inc., USA	—	8,849
Total revenues	415	11,749

5.2    Contract liability
The table below presents the movement in the Group's contract liabilities during the six months ended June 30, 2023:

in CHF thousands	Contract liability at December 31, 2022	Recognized as revenue	Contract liability at June 30, 2023

Novartis	10,046	(2,787)	7,259
Total	10,046	(2,787)	7,259

Exhibit 99.3

in CHF thousands	Current	Non-current	Contract liability

Novartis	5,838	1,421	7,259
Balance at June 30, 2023	5,838	1,421	7,259
5.3    Issuances of equity securities
As of June 30, 2023, as a result of the vesting of Performance Share Units ("PSUs" ) the outstanding issued share capital of the Company increased to CHF 3,633,080 divided into 36,330,804 fully paid registered shares (inclusive of 3,500,000 treasury shares).
5.4    Dividends
The Group has paid no dividends since its inception and does not anticipate paying dividends in the foreseeable future.
5.5    Share-based compensation
As of June 30, 2023, 282,105 options were outstanding (December 31, 2022: 282,105 options) under all active option plans. As of June 30, 2023, and December 31, 2022 all outstanding options were fully vested.
As of June 30, 2023, a total of 1,322,337 PSUs and 182,678 Restricted Stock Units ("RSUs") were outstanding, of which none were vested (as of December 31, 2022 a total of 604,800 PSUs and 96,001 RSUs were outstanding, of which also none were vested). The changes in the number of share-based awards (options, RSUs and PSUs) outstanding during the six month period ended June 30, 2023, is as follows:

Share options / PSU/ RSU movements	Total numbers	Weighted average exercise price (CHF)	Options (numbers)	Weighted average exercise price (CHF)	PSU / RSU (numbers)	Weighted average exercise price (CHF)

Balance outstanding at January 1, 2023	982,906	2.05	282,105	6.89	700,801	0.10

Granted	1,194,856	0.10	—	—	1,194,856	0.10
(Performance adjustment)[1]	(74,169)	0.10	—	—	(74,169)	0.10
(Forfeited)[2]	(30,375)	0.10	—	—	(30,375)	0.10
(Expired)	—	—	—	—	—	—
(Exercised options), vested PSU / RSU	(286,098)	0.10	—	—	(286,098)	0.10

Balance outstanding at June 30, 2023	1,787,120	1.17	282,105	6.89	1,505,015	0.10
1Performance adjustments indicate forfeitures due to non-market performance conditions not achieved
2Forfeited due to service conditions not fulfilled

The share-based compensation costs recognized during the six months ended June 30, 2023, amounted to TCHF 3,060 (TCHF 2,870 for the six months ended June 30, 2022). For the three months ended June 30, 2023 the share-based compensation costs amounted to TCHF 1,312 (TCHF 1,522 for the three months ended June 30, 2022).

Exhibit 99.3
5.6    Financial income and expense
Financial income

in CHF thousands, for the six months ended June 30	2023	2022
Interest income on financial assets held at amortized cost	1,955	244
Net foreign exchange gain	—	2,591
Total	1,955	2,835

in CHF thousands, for the three months ended June 30	2023	2022
Interest income on financial assets held at amortized cost	1,088	156
Net foreign exchange gain	—	1,856
Total	1,088	2,012

Financial expense

in CHF thousands, for the six months ended June 30	2023	2022
Net foreign exchange loss	(1,722)	—
Negative interest on financial assets held at amortized costs	—	(462)
Interest expense on leases	(18)	(23)
Other financial expenses	(9)	(5)
Total	(1,749)	(490)

in CHF thousands, for the three months ended June 30	2023	2022
Net foreign exchange loss	(1,177)	—
Negative interest on financial assets held at amortized costs	—	(227)
Interest expense on leases	(9)	(11)
Other financial expenses	(6)	(3)
Total	(1,192)	(241)

Exchange results primarily represent unrealized foreign exchange results on the cash and short-term time deposit balances held in USD, EUR and in GBP, respectively.
5.7    Income taxes
The Group has in recent years reported operating losses, with the exception of the year ended December 31, 2022, that resulted in a tax loss carry-forward in Switzerland of TCHF 88,198 as of December 31, 2022. No deferred tax assets have been recognized for these tax losses carry forwards, because it is not probable that such loss carry forwards can be utilized in the foreseeable future. In addition, no deferred tax positions were recognized on other deductible temporary differences (e.g. pension liabilities under IAS 19) due to the significant tax losses carry forwards.

5.8    Earnings per share
Basic net result per share is calculated by dividing the net result attributable to shareholders by the weighted average number of shares issued and outstanding during the interim periods presented, excluding any shares held as treasury shares. Diluted net result per share additionally takes into account the potential conversion of all dilutive potential ordinary shares.

Exhibit 99.3

for the six months ended June 30	2023	2022
Weighted average number of shares used in computing basic earnings per share	32,694,617	32,409,491
Weighted average number of shares used in computing diluted earnings per share	32,694,617	33,176,481

At June 30, 2023, there were no dilutive shares for the six month period (June 30, 2022: 766,990).

for the three months ended June 30	2023	2022
Weighted average number of shares used in computing basic earnings per share	32,830,804	32,502,323
Weighted average number of shares used in computing diluted earnings per share	32,830,804	32,502,323

There were no dilutive shares for the three month periods ended June 30, 2023 and June 30, 2022.

5.9    Other Comprehensive result
In order to recognize remeasurements of the net defined benefit obligation in the period in which they arise, the Group utilizes its independent actuaries to update the calculation of the defined benefit obligation and plan assets at each reporting date. The primary component of the remeasurement as of and for the six month period ended June 30, 2023, relates to a decrease in the discount rate by 40 basis points relative to December 31, 2022.
5.10    Related parties
The Group did not enter into any related party transactions in the interim periods presented.
5.11    Putative Class Action
On July 12, 2022, a putative class action complaint was filed in the U.S. District Court for the Southern District of New York against the Company, its directors, and certain of its executive officers. On May 23, 2023, an amended complaint was filed. The amended complaint alleges that the defendants violated federal securities laws by, among other things, making misrepresentations and omissions regarding its product candidate MP0310 and an associated licensing agreement. The amended complaint seeks unspecified compensatory damages, as well as an award of reasonable attorneys’ fees and other costs, on behalf of persons and/or entities which purchased the Company's American Depositary Shares (ADSs) pursuant to certain offering documents issued in connection with the Company's initial public offering of ADSs. The matter remains in its early stages. The Company moved to dismiss the amended complaint on July 24; Plaintiffs’ opposition is due September 7; and the Company’s reply brief is due October 5, 2023. The Company disputes these claims and intends to defend itself accordingly. The Company expresses no assurances as to the ultimate outcome of this matter.

5.12    Events after the balance sheet date
No events occurred between the balance sheet date and the date on which these condensed consolidated interim financial statements were approved for issuance by the Board of Directors that would require adjustment to these condensed consolidated interim financial statements or disclosure under this section.

Independent Auditor’s Report on the Review of Consolidated Interim Financial Information
to the Board of Directors of Molecular Partners AG, Schlieren
Introduction
We have been engaged to review the accompanying condensed consolidated interim statement of financial position of Molecular Partners AG as at June 30, 2023, the related condensed consolidated interim statements of comprehensive income/loss for the six and three-months periods then ended June 30, 2023, the related condensed consolidated interim cash flow statement and statement of changes in equity for the six-month period then ended, and selected explanatory notes (the condensed consolidated interim financial information). The Board of Directors is responsible for the preparation and presentation of this condensed consolidated interim financial information in accordance with International Accounting Standard 34 Interim Financial Reporting. Our responsibility is to express a conclusion on this condensed consolidated interim financial information based on our review.
Scope of Review
We have been engaged to review the accompanying condensed consolidated interim statement of financial position of Molecular Partners AG as at June 30, 2023, the related condensed consolidated interim statements of comprehensive income/loss for the six and three-months periods then ended June 30, 2023, the related condensed consolidated interim cash flow statement and statement of changes in equity for the six-month period then ended, and selected explanatory notes (the condensed consolidated interim financial information). The Board of Directors is responsible for the preparation and presentation of this condensed consolidated interim financial information in accordance with International Accounting Standard 34 Interim Financial Reporting. Our responsibility is to express a conclusion on this condensed consolidated interim financial information based on our review.
Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial information as at June 30, 2023 is not prepared, in all material respects, in accordance with International Accounting Standard 34 Interim Financial Reporting.

KPMG AG

Michael Blume	Greg Puccetti
Licensed Audit Expert
Auditor in Charge

Zurich, August 23, 2023